                                                                  EXHIBIT (a)(2)

                             [TECHFORCE LETTERHEAD]

                                  JULY 7, 1999

To Our Shareholders:

     I am very pleased to share with you the highlights of the decision by the Board of Directors of TechForce Corporation (the "Company") to enter into an Agreement and Plan of Merger with Equant N.V. (a Netherlands corporation), a global leader in international data network services to multinational businesses. We believe that the merger transactions are fair to and in the best interests of our shareholders, including the per share purchase price of $8.50.

     The basic terms of the transaction are as follows: on June 30, 1999, the Company, Equant N.V. and two of its subsidiaries (together, "Equant") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Equant will initiate a tender offer (the "Tender Offer") to acquire all of the Company's outstanding common stock for $8.50 cash per share, which is an aggregate cash consideration of $73,350,333. Equant's obligation to complete the Tender Offer is subject to a requirement that at least a majority of the Company's outstanding shares are tendered, as well as other conditions. After completion of the Tender Offer, the Company will merge with a subsidiary of Equant N.V. (the "Merger"), thereby making the Company a wholly-owned subsidiary of Equant. Details of the Tender Offer, the Merger and all related matters are fully described in the enclosed Offer to Purchase made by Equant (the "Offer to Purchase"). We urge you to read the Offer to Purchase carefully before making your decision to tender your shares pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE TENDER OFFER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND HAS APPROVED SUCH TRANSACTIONS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to many factors, including the following:

     (a) the terms and conditions of the Merger Agreement, including the amount and all-cash form of the consideration;

     (b) the fact that the $8.50 per Share price represented a premium of approximately 11.5% over last reported sales price of a share of the Company's common stock on the Nasdaq National Market of $7.625 per share on June 29, 1999 (the last full trading day prior to the Board's approval of the Tender Offer), and approximately a 25.2% premium over the Company's prior 90 days' average stock closing price; and

     (c) the opinion of Deutsche Bank Securities Inc. ("Deutsche Bank"), our financial advisor, that the $8.50 per Share in cash to be received by our shareholders is fair to such holders from a financial point of view. The opinion of Deutsche Bank contains a description of the factors considered, the assumptions made and the scope of review undertaken by Deutsche Bank in rendering its opinion. THE FULL TEXT OF THE OPINION RECEIVED BY THE COMPANY FROM DEUTSCHE BANK IS ATTACHED HERETO AND IS FILED AS EXHIBIT (a)(11) TO THE SCHEDULE 14D-9 FILED BY THE COMPANY WITH THE S.E.C. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Board of Directors recognized that consummation of the Tender Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Tender Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the price of $8.50 per Share. In addition, the Board of Directors considered the possibility that, in the unlikely event the Tender Offer but not the Merger is consummated, the number of shareholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Tender Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Tender Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     The Offer to Purchase, together with the related materials (including the Letter of Transmittal) explain the transactions in detail and also provide instructions on how to tender your shares into the Tender Offer. These documents set forth the terms and conditions of the Tender Offer and the Merger, and we urge you to read all the enclosed materials carefully.

     On behalf of the Board, we appreciate your support of the Company and your careful consideration of the Tender Offer and Merger.

                                          On behalf of the Board of Directors,

                              /s/ Jerrell W. Kee